October 26, 2015

Filed Via EDGAR

Mark A. Cowan, Esq.

Senior Counsel

U.S. Securities and Exchange Commission

Division of Investment Management, Disclosure Review Office

100 F Street NE

Washington DC 20549

Subject:            Franklin Money Fund

            (File Nos. 002-55029 and 811-02605 - Post-Effective Amendment No. 54)

Franklin Templeton Money Fund Trust

(File Nos. 033-88924 and 811-08962- Post-Effective Amendment No. 28)

Institutional Fiduciary Trust

(File Nos. 002-96634 and 811-04267- Post-Effective Amendment No. 50)

(each, the “Registrant”)

Dear Mr. Cowan:

On behalf of each above-referenced Registrant, submitted herewith under the EDGAR system are the Registrant’s responses to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) that you provided via telephone to Bruce Bohan on October 14, 2015 with regard to the referenced Post-Effective Amendment to the Registrant’s Registration Statement on Form N-1A, filed with the Commission on August 28, 2015 under the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended (the “1940 Act”) to revise certain strategies in the fund prospectuses of the Franklin Money Fund (to be renamed to “Franklin U.S. Government  Money Fund”), Franklin Templeton Money Fund (to be renamed to “Franklin Templeton U.S. Government  Money Fund”) and the Money Market Portfolio to allow each fund to qualify and begin operating as a “Government money market fund.”

 Each comment from the Staff is summarized below, followed by the Registrant’s response to the comment.  Terms not defined herein shall have the meaning set forth for that term in the Post-Effective Amendments.

PROSPECTUS COMMENTS:

1.         Comment:  For the Franklin Money Fund and Franklin Templeton Money Fund Trust, make sure that the series and class identifiers are updated on EDGAR to reflect the relevant name changes.

Response:  The applicable identifiers will be updated prior to the November 1, 2015 effective date.

2.         Comment:  In the opening paragraph of the “Principal Investment Strategies” section, consider clarifying that the fund is a feeder fund.

Response:  The disclosure has been updated accordingly.

U.S. Securities and Exchange Commission

October 26, 2015

3.         Comment:  With respect the new disclosure requirements for money market funds under Item 4(b)(1)(ii) of Form N-1A,  confirm whether an affiliated person is contractually committed to support the fund.

Response:  As the affiliates of the funds have only voluntarily agreed to provide financial support, the following sentence was added to the paragraph required under 4(b)(1)(ii):  “The Fund’s sponsor has no legal obligation to provide financial support to the Fund, and you should not expect that the sponsor will provide financial support to the Fund at any time.”

SAI COMMENT:

            1.         Comment:  Following the “Fundamental Investment Policies” section, provide an explanation of what is permitted under the 1940 Act with respect to borrowing.

Response:  The section was updated with an appropriate cross-reference to the “Borrowing” section, which discloses the limitations under the 1940 Act.

Please do not hesitate to contact Bruce Bohan at 650.312.3504 if you have any questions or wish to discuss any of the responses presented above.

Very truly yours,

/s/Karen L. Skidmore

Karen L. Skidmore

Vice President

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